

Rueil, June 12, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA



Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci Ordinary and Extraordinary Shareholders Meeting.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél : +33 1 47 16 35 00



14 May 2003

PRESS RELEASE

VINCI Ordinary and Extraordinary Shareholders Meeting

Excellent 2002 results
A sound financial situation
VINCI enters 2003 with confidence

The VINCI Ordinary and Extraordinary Shareholders Meeting took place on 14 May, chaired by Antoine Zacharias.

The meeting approved the 2002 financial statements and all the resolutions submitted.

2002 financial statements

VINCI's consolidated net sales for 2002 amounted to 17.6 billion euros, up 2.2% on the previous year. The growth was achieved by maintaining business in construction-related segments at a high level, following record performances by some units in those segments in 2001.

Net sales by business line

	2002	2001	2002/2001 change	
			Actual structure	*Like-for-like*
(in millions of euros)				
Concessions	1,851	1,462	26.6%	5.0%
Energy	3,044	2,852	6.7%	(0.9%)
Roads	5,209	5,498	(5.3%)	(5.4%)
Construction	7,350	7,199	2.1%	0.1%

The financial statements for 2002 also show a distinct improvement in the business lines' operating profitability.

Operating income, which increased 9% to 1,067 million euros, set a new record. The company's

Operating income by business line

(in millions of euros)	2002	Operating margin 2002	Pro forma operating income 2001
Concessions	567	30.6%	525
Energy	118	3.9%	70
Roads	166	3.2%	173
Construction	212	2.9%	201
Holding companies and misc.	4		11
Total	1,067	6.1%	980

Net income amounted to 478 million euros, up 5.4% on the already high level in 2001 (454 million euros).

VINCI's financial situation is excellent, with a strong cash position:

- Free cash flow after capital expenditure amounted to 1.1 billion euros, up 44% on the previous year. The high level of cash generated by VINCI subsidiaries in 2002 limited the company's increase in net debt, which amounted to 2.5 billion euros at 31 December 2002, despite the investment of 1,045 million euros in ASF.

- The company's financial structure remained very sound. Shareholders' equity including minority interests rose from 2.9 billion euros to 3.1 billion euros, with gearing of 80%, despite the 3.6% capital reduction (195 million euros) carried out in December.

- Gross debt with a maturity of more than one year rose from 4 billion euros at 31 December 2001 to 5.3 billion euros at 31 December 2002 due mainly to a 500 million euro OCEANE bond issue in April 2002 and an inaugural 600 million euro bond issue in July 2002, which has since been increased to 1 billion euros. At the same time, net cash surplus (excluding treasury stock) increased from 1.6 billion euros to 2.6 billion euros. In addition, the company has confirmed and unused credit lines amounting to 1.4 billion euros.

Dividend

The shareholders meeting voted in favour of a dividend of 1.80 euros per share (2.70 euros including the tax credit), representing a yield of about 4.6% over the current VINCI share price. The dividend will be payable from 27 June 2003.

The shareholders meeting approved the appointment of Mr François David, chairman and CEO of COFACE, to the VINCI Board of Directors.
The Board of Directors met following the shareholders meeting. They noted the resignation of Mr Henri Proglio and co-opted Mr Quentin Davies to replace him.

Good outlook for 2003

Despite an unstable economic climate at the beginning of the year, VINCI entered 2003 with confidence:

- at 3.8 billion euros, net sales for the first quarter remained stable on a like-for-like basis;

- the consolidated order backlog (excluding concessions) amounted to 11.9 billion euros at 31 March 2003, slightly up year on year, representing an average of over nine months of projected business activity;

- based on each business line's ability to adapt to changes in the economic environment, net sales are expected to remain similar to those of the previous year on a like-for-like basis and the company's operating profitability is expected to increase further in 2003.

Antoine Zacharias emphasised that he wished to increase VINCI's interest in ASF by bringing about the merger that both companies want, but pointed out that it is the French government's decision.
In addition, he mentioned various acquisition projects that would give VINCI significant growth drivers. However, he added: "Don't expect me to rush into anything, perseverance is more my style."

Press contact: Virginie Christnacht
Tel: +33 1 47 16 30 07
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in
French, English and German
on the VINCI website: www.vinci.com